Phone:	(212)885-5205
Fax:	(917)332-3033
Email:	ajanell@blankrome.com

October 24, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attention: Asen Parachkevov

Re:	Cornerstone Total Return Fund, Inc.
Preliminary Proxy Statement on Schedule 14A

Dear Mr. Parachkevov:

On behalf of Cornerstone Total Return Fund, Inc. (the “Fund”), this letter is in response to the comments received on October 23, 2014 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund’s preliminary proxy statement on Schedule 14A filed on October 17, 2014, pursuant to Rule 14a-6 of the Securities Exchange Act of 1934 (the “1934 Act”). We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses:

1.	Under the General section it states, “The cost of soliciting the proxies will be borne by the Fund.” Please disclose approximately how much the cost of soliciting will be to the Fund.

RESPONSE: The Fund has added the following disclosure:

The cost of soliciting the proxies is estimated to be approximately $1,600 and will be borne by the Fund.

2.	Under the General section, please fill in the number of shares of common stock outstanding on October 27, 2014. Please confirm if this number includes a recent rights offering.

RESPONSE: The Fund will include the number of shares of common stock outstanding on October 27, 2014. This number will not reflect a rights offering, as a rights offering will not have occurred prior to October 27, 2014.

3.
In the second paragraph under Proposal No. 1, it states that, “the Board believes that a reverse stock split may have the effect of increasing the Fund’s market price and will have the effect of increasing the Fund’s net asset value (“NAV”) per share.” Please disclose why the Board believes that a reverse stock split may have the effect of increasing the Fund’s market price.

Securities and Exchange Commission
October 23, 2014

RESPONSE: The Fund has added the following disclosure:

Although no assurances can be given, the Board believes that a reverse stock split may have the effect of increasing the Fund's market price and will have the effect of increasing the Fund's net asset value ("NAV") per share. A prior reverse stock split in 2008 by the Fund contributed to an increase in the Fund’s market price and to the Fund’s shares selling at a premium.

The Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please also be advised that the Fund has filed as of October 27, 2014, a definitive proxy statement for the Fund containing the revisions set forth in this response letter.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Sincerely,

/s/ Allison H. Janell
Allison H. Janell